

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2023

Stephen Altemus
Chief Executive Officer
Intuitive Machines, Inc.
3700 Bay Area Blvd
Houston, TX 77058

> **Re: Intuitive Machines, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 31, 2023**
> **File No. 333-271014**

Dear Stephen Altemus:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 31, 2023

General

1. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that each selling securityholder acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

2.   It appears that you are registering 1,450,000 public warrants. Please revise the legal
        opinion to cover the 1,450,000 public warrants.

Cover Page

3.   For each of the securities being registered for resale, disclose the price that the selling
        securityholders paid for such security.

4.   Disclose the exercise price(s) of the warrants compared to the market price of the
        underlying security. If the warrants are out the money, please disclose the likelihood that
        warrant holders will not exercise their warrants. Provide similar disclosure in the
        prospectus summary, risk factors, MD&A and use of proceeds section and disclose that
        cash proceeds associated with the exercises of the warrants are dependent on the stock
        price. As applicable, describe the impact on your liquidity and update the discussion on
        the ability of your company to fund your operations on a prospective basis with your
        current cash on hand.

5.   We note the significant number of redemptions of your common stock in connection with
        your business combination and that the shares being registered for resale will constitute a
        considerable percentage of your public float. We also note that some of the shares being
        registered for resale were purchased by the selling securityholders for prices considerably
        below the current market price of the common stock. Highlight the significant negative
        impact sales of shares on this registration statement could have on the public trading price
        of the common stock.

Risk Factors, page 11

6.   Include an additional risk factor highlighting the negative pressure potential sales of
        shares pursuant to this registration statement could have on the public trading price of the
        Class A common stock. To illustrate this risk, disclose the purchase price of the securities
        being registered for resale and the percentage that these shares currently represent of the
        total number of shares outstanding. Also disclose that even if the current trading price is
        at or significantly below the SPAC IPO price, the private investors have an incentive to
        sell because they will still profit on sales because of the lower price that they purchased
        their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations , page
47

7.   We note that the projected revenue for 2022 was $102 million, as provided in the
        projected financial information that management prepared in connection with the business
        combination. We also note that your revenue for the fiscal year ended December 31, 2022
        was approximately $85.9 million. Please update your disclosure in Liquidity and Capital
        Resources, and elsewhere, to provide updated information about the company's financial
        position and further risks to the business operations and liquidity in light of these
        circumstances.

8.   In light of the significant number of redemptions, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

9.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that Kamal Ghaffarian will be able to sell a material portion of his shares for so long as the registration statement of which this prospectus forms a part is available for use.

10.   We note that the February 9, 2023 forward purchase agreements provided that the sellers would be paid directly out of the funds held in the trust account. Please revise to disclose the trust account proceeds paid to the company at closing and the amount paid to the sellers from the trust account. Discuss how the agreements impacted the cash you have available for other purposes and your ability to execute your business strategy.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenues, page 55

11.   We note your disclosure of certain launch dates in March 2023. Please update this disclosure in your next amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Patrick Fullem at (202) 551-8337 or Evan Ewing at (202) 551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Nick Dhesi